UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                   PROFESSIONAL WRESTLING ALLIANCE CORPORATION
                        (f/k/a Jutland Enterprises, Inc.)
--------------------------------------------------------------------------------

                                (Name of Issuer)


                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   74315V 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                Pamela Nissen; Allen Nelson; Leland Stringer; and
                                 Barry Vichnick

                                5353 Nobel Avenue
                               Van Nuys, CA 91411
                                 (818) 986-7431
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                November 29, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                                  SCHEDULE 13D

CUSIP No. 74315V 10 6                                          Page 2 of 8 Pages


1)       NAME OF REPORTING PERSONS

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Allen Nelson

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP  (A)  (    )
         N/A                                                         (B)  (    )

3)       SEC USE ONLY

4)       SOURCE OF FUNDS

         OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Allen Nelson is an individual and resident of the State of California

                           7)       SOLE VOTING POWER                 15,000,000
NUMBER OF
SHARES
BENEFICIALLY               8)       SHARED VOTING POWER                 - 0 -
OWNED BY
EACH
REPORTING                  9)       SOLE DISPOSITIVE POWER            15,000,000
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER            - 0 -


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,000,000

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.18%

14)      TYPE OF REPORTING PERSON

         IN

                                  SCHEDULE 13D

CUSIP No. 74315V 10 6                                          Page 3 of 8 Pages


1)       NAME OF REPORTING PERSONS

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Leland L. Stringer

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP   (A) (   )
         N/A                                                          (B) (   )

3)       SEC USE ONLY

4)       SOURCE OF FUNDS

         OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Leland L. Stringer is an individual and resident of the State of California

                           7)       SOLE VOTING POWER                 19,800,000
NUMBER OF
SHARES
BENEFICIALLY               8)       SHARED VOTING POWER                 - 0 -
OWNED BY
EACH
REPORTING                  9)       SOLE DISPOSITIVE POWER            19,800,000
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER            - 0 -


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,800,000

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         30.60%

14)      TYPE OF REPORTING PERSON

         IN

                                  SCHEDULE 13D

CUSIP No. 74315V 10 6                                          Page 4 of 8 Pages


1)       NAME OF REPORTING PERSONS

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Barry Vichnick

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP    (A) (   )
         N/A                                                           (B) (   )

3)       SEC USE ONLY

4)       SOURCE OF FUNDS

         OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Barry Vichnick is an individual and resident of the State of California

                           7)       SOLE VOTING POWER                18,000,000
NUMBER OF
SHARES
BENEFICIALLY               8)       SHARED VOTING POWER                - 0 -
OWNED BY
EACH
REPORTING                  9)       SOLE DISPOSITIVE POWER           18,000,000
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER           - 0 -


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,000,000

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         27.82%

14)      TYPE OF REPORTING PERSON

         IN

                                  SCHEDULE 13D

CUSIP No. 74315V 10 6                                          Page 5 of 8 Pages


1)       NAME OF REPORTING PERSONS

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Pamela Nissen

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP    (A) (   )
         N/A                                                           (B) (   )

3)       SEC USE ONLY

4)       SOURCE OF FUNDS

         OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Pamela Nissen is an individual and resident of the State of California

                           7)       SOLE VOTING POWER                 6,000,000
NUMBER OF
SHARES
BENEFICIALLY               8)       SHARED VOTING POWER                 - 0 -
OWNED BY
EACH
REPORTING                  9)       SOLE DISPOSITIVE POWER            6,000,000
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER            - 0 -


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,000,000

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.27%

14)      TYPE OF REPORTING PERSON

         IN

Item 1.  Security and Issuer

This schedule relates to the common stock, par value $0.001 per share, of Professional Wrestling Alliance ("Common Stock"). Professional Wrestling Alliance Corporation ("PWAC") is a corporation with principal executive offices at 5353 Nobel Avenue, Van Nuys, California 91411. ("Issuer").

Item 2.  Identity and Background

(a)  This  statement  is  filed  by  Allen  Nelson  ("Nelson"),   Pamela  Nissen
     ("Nissen"),   Leland  L.   Stringer   ("Stringer"),   and  Barry   Vichnick
     ("Vichnick").

(b) The principal business address for Nelson, Nissen, Stringer, and Vichnick is 5353 Nobel Avenue, Van Nuys, California 91411.

(c) Nelson is neither an officer or director of PWAC. Nissen is the Treasurer and Secretary of PWAC. Stringer is the President and Chief Executive Officer of PWAC and Vichnick is the Vice President of PWAC.

(d) Nelson, Nissen, Stringer, and Vichnick have not been convicted in a criminal proceeding during the last five years.

(e) During the last five years, Nelson, Nissen, Stringer, or Vichnick have not been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On November 23, 1999, Nelson received 15,000,000 shares of Common Stock of the issuer pursuant to a Stock Acquisition Agreement dated November 23, 1999.

On November 23, 1999, Nissen received 7,200,000 shares of Common Stock of the issuer pursuant to a Stock Acquisition Agreement dated November 23, 1999.

On November 23, 1999, Stringer received 19,800,000 shares of Common Stock of the issuer pursuant to a Stock Acquisition Agreement dated November 23, 1999

On November 23, 1999, Vichnick received 18,000,000 shares of Common Stock of the issuer pursuant to a Stock Acquisition Agreement dated November 23, 1999.

Item 4.  Purpose of Transaction

Nelson has acquired the shares pursuant to PWAC's acquisition of Jutland Enterprises, Inc. Nissen has acquired the shares pursuant to PWAC's acquisition of Jutland Enterprises, Inc. Stringer has acquired the shares pursuant to PWAC's acquisition of Jutland Enterprises, Inc. Vichnick has acquired the shares pursuant to PWAC's acquisition of Jutland Enterprises, Inc.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover page.

(b) The powers of the reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

(d) No person aside from the reporting person listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no current contracts, arrangements, understandings, or relationships with respect to the securities of the issuer that will result in any issuance to the reporting individual.

Item 7.  Material to Be Filed as Exhibits.

Stock Acquisition Agreement dated November 23, 1999 by and between Jutland Enterprises, Inc. and Leland L. Stringer, Barry Vichnick, Allen Nelson and Pamela Nissen.







                      [THIS SPACE INTENTIONALLY LEFT BLANK]





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



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   Jan. 4, 2000                                 Allen Nelson
      ---------------------                          An individual

                                                     By:   /s/
                                                        ---------------------
                                                             Allen Nelson


Date:    Dec. 30, 1999                               Pamela Nissen
      --------------------                           An individual

                                                     By:  /s/
                                                        ---------------------
                                                             Pamela Nissen


Date:    Dec. 30, 1999                               Leland L. Stringer
      --------------------                           An individual


                                                     By:   /s/
                                                        --------------------
                                                             Leland L. Stringer


Date:    Dec. 31, 1999                               Barry Vichnick
      --------------------                           An individual

                                                     By:  /s/
                                                        --------------------
                                                             Barry Vichnick


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).


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